# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Docebo Inc., CIK 0001829959
CUSIP: 25609L105
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 366 Adelaide St. West, Suite 701, Toronto, Ontario Canada (A6), M5V 1R7
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-22-001132
Filed by CIK 0001654648

## Reporting persons
- CAT ROCK CAPITAL MANAGEMENT LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,094,869; sole dispositive power 0; shared dispositive power 1,094,869; aggregate amount beneficially owned 1,094,869 (3.6% of the class)
- ALEXANDER CAPTAIN: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,094,869; sole dispositive power 0; shared dispositive power 1,094,869; aggregate amount beneficially owned 1,094,869 (3.6% of the class)

## Item 1. Issuer
Name of issuer: Docebo Inc.
Address of issuer's principal executive offices: 366 Adelaide St. West, Suite 701, Toronto, Ontario, Canada, M5V 1R7

## Item 2. Person Filing
Name of person filing:
(i) Cat Rock Capital Management LP, as investment adviser

(ii) Alexander Captain, as CEO, portfolio manager and limited partner of Cat Rock Capital Management LP (together with Cat Rock Capital Management LP, the "Reporting Persons")
Address of principal business office or, if none, residence: (i) and (ii) 8 Sound Shore Drive, Suite 250, Greenwich, CT 06830
Citizenship:
(i) Cat Rock Capital Management LP is a Delaware limited partnership

(ii) Alexander Captain is a United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024, the Reporting Persons may be deemed the beneficial owners of 1,094,869 Common Shares, which represent approximately 3.6% of the Common Shares outstanding. The percentage set forth herein is calculated based on 30,173,516 Common Shares outstanding as of September 30, 2024, as reported in Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 8, 2024.
Percent of class: 3.6
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,094,869
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,094,869

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Certain funds managed by Cat Rock Capital Management LP are known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A: Joint Filing Agreement, dated January 10, 2022 (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons with the SEC on January 10, 2022)

## Signatures
- CAT ROCK CAPITAL MANAGEMENT LP: /s/ Alexander Captain, Alexander Captain, Chief Executive Officer (02/14/2025)
- ALEXANDER CAPTAIN: /s/ Alexander Captain, Alexander Captain (02/14/2025)